FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 29, 2007

The Registrant announces that its wholly owned subsidiary, Minco Mining (China) Corporation, has entered into a cooperative joint-venture agreement with Henan Nonferrous Geological Mining Co., Ltd. (“HNGM”) to jointly explore and develop the Xiaoshan polymetallic project located in Henan Province, China.  Under the terms of the agreement, Minco can earn up to 70% equity interests in Xiaoshan with a total contribution of RMB 35 million (approx US$ 4.57 million).  Minco will make an initial payment of RMB 15 million (approx US$ 1.96 million) to secure the exploration permits and fund RMB 20 million (approx US$ 2.61 million) in exploration and development before the end of June, 2009.  The agreement is subject to Chinese government approval.

2.

Exhibits

2.1

News Release dated May 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/William Meyer

Date:  May 29, 2007

William Meyer

Chairman & Director

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	May 29, 2007

NEWS RELEASE

MINCO GOLD ACQUIRES XIAOSHAN POLYMETALLIC PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (MMM-TSX/MGH-AMEX/MI5-FSE) is pleased to announce that its wholly owned subsidiary, Minco Mining (China) Corporation, has entered into a cooperative joint-venture agreement with Henan Nonferrous Geological Mining Co., Ltd. (“HNGM”) to jointly explore and develop the Xiaoshan polymetallic project located in Henan Province, China.  Under the terms of the agreement, Minco can earn up to 70% equity interests in Xiaoshan with a total contribution of RMB 35 million (approx US$ 4.57 million).  Minco will make an initial payment of RMB 15 million (approx US$ 1.96 million) to secure the exploration permits and fund RMB 20 million (approx US$ 2.61 million) in exploration and development before the end of June, 2009.  The agreement is subject to Chinese government approval.

The Xiaoshan project consists of two exploration permits, the 17.1 square kilometre (km2) Huluyu permit and the 12 km2 Dafangshan permit, for a total land package of 29.1 km2.  Located in Shanxian County, Northwest Henan Province, the region covers the eastern portion of the famous Qinling metallogenic belt which is one of the most important gold producing regions in China.

Xiaoshan is located on a structural zone parallel to Silvercorp's Ying Silver Project located 30 kilometres to the south.  The Xiaoshan and Ying projects demonstrate very similar geological settings, structures, and mineralization styles.  Regionally, both projects sit on the Southern rim of the North China Craton where the Archean metamorphosed rocks of the Taihua Group are the dominant host for the large gold-silver deposits in the East section of the Qinling belt.  In this region, the Archean migmatite, schist and gneiss (Taihua Group) have been intruded by Proterozoic diabase dykes and Mesozoic acidic dykes.  Vein-alteration zones in the region are dominantly controlled by N-NW (North-Northwest) and NW-W (Northwest-West) trending faults with the mineral deposit type similar to the mesothermal veins of the Coeur d’Alene District in Idaho, U.S.A..

Within the Huluyu permit there are three sets of faults trending NW (Northwest), N-NW, and NE (Northeast).  Thirteen gold and silver veins have been mapped at surface in this area and the largest vein has been traced for a length of 4,150 metres.  Sampling by the Henan Nonferrous Exploration and Mining Company from underground workings at Huluyu have returned values ranging from 3.0 g/t to 74.6 g/t gold, 121 g/t to 726 g/t silver, 3% to 29% lead, and 1% to 23% zinc.  One grab sample from underground workings returned 21.3 g/t gold, 520 g/t silver, 18.3% lead, and 16.66 % zinc while another grab sample yielded 45.8 g/t gold, 145 g/t silver, 6.26% lead, and 12.90 % zinc.

In the Dafangshan area, 7 gold veins have been mapped at surface.  The mineralization is strata bound and occurs as thin veins.  Sampling by the Henan Nonferrous Exploration and Mining Company returned values for veins that vary in length from 212 m to 772 m with average widths from  0.42 m to 0.65 m and average gold grades from 3.00 g/t to 5.77 g/t.  Two grab samples returned gold values of 12.8 g/t and 21.7 g/t respectively.

While mining activities for gold and silver can be traced back for hundreds of years, the Xiaoshan project remains largely under-explored by modern techniques.  Exploration in the region has been limited to surface mapping, stream sediment sampling, trenching, and sampling of old workings and artisanal tunnels.  Minco’s geological team is preparing a work program to investigate the numerous veins identified on the property with a focus on the deep part of the known mineralized zones.

This news release has been reviewed and approved for release by William Meyer, P. Eng, Chairman of Board and a Qualified Person in accordance with National Instrument 43-101.

About Minco Gold

Minco Gold Corporation (MMM-TSX/MGH-AMEX/MI5-FSE) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.